

Mail Stop 3720

August 27, 2009

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

Re: **GHL Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 27, 2009
File No. 001-33963**

Dear Mr. Bok:

The Division of Corporation Finance has completed its review of your Preliminary Proxy Statement on Schedule 14A and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director